OMB Number 3235-0145
United States
Securities and Exchange Commission
Washington DC 20549

Schedule 13D
Under the Securities and Exchange Act of 1934

Fremont General Corporation
Name of Issuer

common stock
Title of Class of Securities

CUSIP Number 357288109

Howard Amster, 23811 Chagrin Blvd., Suite 200
Beachwood, Ohio 44122-5525, 216 595-1047
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 9, 2006
(Date of Event which Requires Filing of this Statement)

If this filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e) (f) or (g), check the following box / /.

Note: Scheduled filed in paper format shall include a signed original and five copies of the schedule including all exhibits.
See 240.13D-7 for other parties to who copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act, but shall be subject to all other provisions of the Act (however see the Notes).



1	Name of Reporting Person	Howard Amster

2	If a member group		a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds		PF

5	Check if Disclosure

6	Citizenship			U.S.A.

Number of Shares	7	Sole Voting		1,669,850
Beneficially
Owned By Each	8	Shared Voting		3,027,850
Reporting Person
With			9	Sole Dispositive	1,669,850

			10	Shared Dispositive	3,027,850

11	Aggregate Amount Beneficially owned	3,380,300

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	  4.34	 %

14	Type of Reporting Person			IN


















1	Name of Reporting Person		Howard M Amster
						Charitable Remainder Unitrust

2	If a member group		a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds		AF

5	Check if Disclosure

6	Citizenship			U.S.A.

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		2,600
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	2,600

11	Aggregate Amount Beneficially owned	2,600

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)		0.00 %

14	Type of Reporting Person			OO

















1	Name of Reporting Person		Howard M Amster 2005
						Charitable Remainder Unitrust

2	If a member group		a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds		AF

5	Check if Disclosure

6	Citizenship			U.S.A.

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		61,200
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	61,200

11	Aggregate Amount Beneficially owned	61,200

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)		0.08 %

14	Type of Reporting Person			OO

















1	Name of Reporting Person		Howard Amster & Tamra F. Gould
						Charitable Remainder Unitrust

2	If a member group		a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds		AF

5	Check if Disclosure

6	Citizenship			U.S.A.

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		103,300
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	103,300

11	Aggregate Amount Beneficially owned	103,300

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)		0.13 %

14	Type of Reporting Person			OO

















1	Name of Reporting Person	Amster Limited Partnership

2	If a member group		a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds			WC

5	Check if Disclosure

6	Citizenship			USA

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		14,700
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	14,700

11	Aggregate Amount Beneficially owned	14,700

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	  0.02    %

14	Type of Reporting Person			PN


















1	Name of Reporting Person	Amster Trading Company

2	If a member group		a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds			WC

5	Check if Disclosure

6	Citizenship			USA

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		2,285,500
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	2,285,500

11	Aggregate Amount Beneficially owned	1,140,600

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	  1.46   %

14	Type of Reporting Person			CO


















1	Name of Reporting Person	Amster Trading Company
					Charitable Remainder Unitrusts

2	If a member group		a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds			AF

5	Check if Disclosure


6	Citizenship

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		1,144,900
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	1,144,900

11	Aggregate Amount Beneficially owned	1,144,900

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	 1.47    %

14	Type of Reporting Person			OO
















1	Name of Reporting Person	Tamra F. Gould

2	If a member group		a)	/    /
c)	/X/

3	SEC Use only

4	Source of Funds		PF

5	Check if Disclosure

6	Citizenship			U.S.A.

Number of Shares	7	Sole Voting		23,000
Beneficially
Owned By Each	8	Shared Voting		21,100
Reporting Person
With			9	Sole Dispositive	23,000

			10	Shared Dispositive	21,100

11	Aggregate Amount Beneficially owned	44,100

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	  0.06	 %

14	Type of Reporting Person			IN


















1	Name of Reporting Person	Tamra F. Gould Investment Trust

2	If a member group		a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds			OO

5	Check if Disclosure

6	Citizenship				U.S.A.

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		4,100
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	4,100

11	Aggregate Amount Beneficially owned	4,100

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	 0.00    %

14	Type of Reporting Person			OO


















1	Name of Reporting Person	Gould Trading Company

2	If a member group		a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds			WC

5	Check if Disclosure

6	Citizenship			USA

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		17,000
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	17,000

11	Aggregate Amount Beneficially owned	17,000

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	  0.02   %

14	Type of Reporting Person			CO


















1	Name of Reporting Person	Samuel J Heller

2	If a member group		a)	/    /
d)	/X/

3	SEC Use only

4	Source of Funds		PF

5	Check if Disclosure

6	Citizenship			U.S.A.

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		5,400
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	5,400

11	Aggregate Amount Beneficially owned	5,400

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	  0.00	 %

14	Type of Reporting Person			IN


















1	Name of Reporting Person	Samuel J Heller Irrevocable Trust

2	If a member group		a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds			OO

5	Check if Disclosure

6	Citizenship				U.S.A.

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		5,400
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	5,400

11	Aggregate Amount Beneficially owned	5,400

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	 0.00    %

14	Type of Reporting Person			OO


















1	Name of Reporting Person	Let's Get Organized, Inc.

2	If a member group		a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds			WC

5	Check if Disclosure

6	Citizenship			USA

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		250
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	250

11	Aggregate Amount Beneficially owned	250

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	  0.00    %

14	Type of Reporting Person			CO


















1	Name of Reporting Person	James M. Loveman

2	If a member group		a)	/    /
e)	/X/

3	SEC Use only

4	Source of Funds		PF

5	Check if Disclosure

6	Citizenship			U.S.A.

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		4,100
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	4,100

11	Aggregate Amount Beneficially owned	       0

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	  0.00	 %

14	Type of Reporting Person			IN



















1	Name of Reporting Person	newAX, Inc.

2	If a member group		a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds			WC

5	Check if Disclosure

6	Citizenship			USA

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		12,800
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	12,800

11	Aggregate Amount Beneficially owned	12,800

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	  0.02    %

14	Type of Reporting Person			CO

















1	Name of Reporting Person		Pleasant Lake Apts. Corp.

2	If a member group		a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds		WC

5	Check if Disclosure

6	Citizenship			U.S.A.

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		186,050
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	186,050

11	Aggregate Amount Beneficially owned	186,050

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	  0.23	 %

14	Type of Reporting Person			CO


















1	Name of Reporting Person		Pleasant Lake Apts. Ltd.
						Partnership

2	If a member group		a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds		00

5	Check if Disclosure

6	Citizenship			U.S.A.

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		184,500
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	184,500

11	Aggregate Amount Beneficially owned	184,500

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	  0.23  %

14	Type of Reporting Person			00

















1	Name of Reporting Person			Ramat Securities Ltd.

2	If a member group		a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds		WC

5	Check if Disclosure

6	Citizenship			U.S.A.

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		356,300
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	356,300

11	Aggregate Amount Beneficially owned	356,300

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	     0.5  %

14	Type of Reporting Person			BD


















1	Name of Reporting Person	Tova Financial, Inc.

2	If a member group		a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds			WC

5	Check if Disclosure

6	Citizenship			USA

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		19,275
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	19,275

11	Aggregate Amount Beneficially owned	  7,900

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	  0.01    %

14	Type of Reporting Person			CO


















1	Name of Reporting Person	Tova Financial, Inc. Charitable
					Remainder Unitrust

2	If a member group		a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds			AF

5	Check if Disclosure


6	Citizenship

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		11,375
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	11,375

11	Aggregate Amount Beneficially owned	11,375

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	 0.01    %

14	Type of Reporting Person			OO
















1	Name of Reporting Person			ZAK Group LLC

2	If a member group		a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds		WC

5	Check if Disclosure

6	Citizenship			U.S.A.

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		7,900
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	7,900

11	Aggregate Amount Beneficially owned	7,900

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	     0.01 %

14	Type of Reporting Person			OO


















1	Name of Reporting Person	David Zlatin

2	If a member group		a)	/    /
f)	/X/

3	SEC Use only

4	Source of Funds		PF

5	Check if Disclosure

6	Citizenship			U.S.A.

Number of Shares	7	Sole Voting		       760
Beneficially
Owned By Each	8	Shared Voting		385,725
Reporting Person
With			9	Sole Dispositive	       760

			10	Shared Dispositive	385,725

11	Aggregate Amount Beneficially owned	375,110

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	  0.5  %

14	Type of Reporting Person			IN


















1	Name of Reporting Person	David Zlatin and Gilda Zlatin JTWOS

2	If a member group		a)	/    /
g)	/X/

3	SEC Use only

4	Source of Funds		PF

5	Check if Disclosure

6	Citizenship			U.S.A.

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		21,275
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	21,275

11	Aggregate Amount Beneficially owned	 9,900

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	  0.01	 %

14	Type of Reporting Person			IN



















1	Name of Reporting Person	Gilda Zlatin

2	If a member group		a)	/    /
h)	/X/

3	SEC Use only

4	Source of Funds		PF

5	Check if Disclosure

6	Citizenship			U.S.A.

Number of Shares	7	Sole Voting		     690
Beneficially
Owned By Each	8	Shared Voting		21,275
Reporting Person
With			9	Sole Dispositive	    690

			10	Shared Dispositive      21,275

11	Aggregate Amount Beneficially owned	10,590

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	  0.01  %

14	Type of Reporting Person			IN

















Item	1.	Security and Issuer

		Fremont General Corporation
		common stock

		Fremont General Corporation
		2425 Olympic Blvd., Third Floor
		Santa Monica, California 90404
		310 315 5500

CUSIP Number	357288109


Item	2.	Identity and Background


Howard Amster

a)	Howard Amster
b)	23811 Chagrin Blvd., # 200, Beachwood, Ohio 44122-5525

c)	Present principal occupation- Real Estate Operator
	 23811 Chagrin Blvd. # 200, Beachwood, Oh 44122-5525

d)	Howard Amster has not been convicted in any criminal proceedings
(excluding traffic violations or similar misdemeanors, if any) within the last five years.

e)	Howard Amster has not been party to any civil proceedings of a judicial or administrative body or competent jurisdiction of the type described in Item 2 of Schedule 13D within the last five years.

f)	U.S.A.













Howard M Amster Charitable Remainder Unitrust

Howard M Amster Charitable Remainder Unitrust has been funded by Howard Amster . Because Howard Amster has the right to change the trustee of the trust, he can be deemed to have the right to shared voting and dispositive power over any security owned by the trust. While Howard Amster receives certain income distributions from the trust, the assets owned by the trust benefits charitable purposes. Howard Amster disclaims beneficial ownership of the securities owned by the trust. Howard Amster is the sole trustee of the Howard M
Amster Charitable Remainder Unitrust, although he has no pecuniary interest in the trust and therefore disclaims beneficial ownership of shares owned by the trust.

a)	Howard M Amster Charitable Remainder Unitrust
b)	23811 Chagrin Blvd., # 200
	Beachwood, Ohio 44122-5525

c)	Charitable Remainder Unitrust

d)	Neither Howard Amster or the trustee have been convicted
in any criminal proceedings (excluding traffic violations or similar misdemeanors, if any) within the last five years.

e)	Neither Howard Amster or the trustee have been a party to
any civil proceedings of a judicial or administrative body or competent jurisdictions of the type described in Item 2 of
Schedule 13D within the last five years.

f)	U.S.A.















Howard M Amster 2005 Charitable Remainder Unitrust

Howard M Amster 2005 Charitable Remainder Unitrust has been funded by Howard Amster . Because Howard Amster has the right to change the trustee of the trust, he can be deemed to have the right to shared voting and dispositive power over any security owned by the trust. While Howard Amster receives certain income distributions from the trust, the assets owned by the trust benefits charitable purposes. Howard Amster disclaims beneficial ownership of the securities owned by the trust. Howard Amster is the sole trustee of the Howard M
Amster 2005 Charitable Remainder Unitrust, although he has no pecuniary interest in the trust and therefore disclaims beneficial ownership of shares owned by the trust.

a)	Howard M Amster 2005 Charitable Remainder Unitrust
b)	23811 Chagrin Blvd., # 200
	Beachwood, Ohio 44122-5525

c)	Charitable Remainder Unitrust


d)	Neither Howard Amster or the trustee have been convicted
in any criminal proceedings (excluding traffic violations or similar misdemeanors, if any) within the last five years.

e)	Neither Howard Amster or the trustee have been a party to
any civil proceedings of a judicial or administrative body or competent jurisdictions of the type described in Item 2 of
Schedule 13D within the last five years.

f)	U.S.A














Howard Amster & Tamra F. Gould Charitable Remainder Unitrust

Howard Amster & Tamra F. Gould Charitable Remainder Unitrust has been funded by Howard Amster . Because Howard Amster has the right to change the trustee of the trust, he can be deemed to have the right to shared voting and dispositive power over any security owned by the trust. While Howard Amster receives certain income distributions from the trust, the assets owned by the trust benefits charitable purposes. Howard Amster disclaims beneficial ownership of the securities owned by the trust. Howard Amster is the sole trustee of the Howard Amster & Tamra F. Gould Charitable Remainder Unitrust, although he has no pecuniary interest in the trust and therefore disclaims beneficial ownership of shares owned by the trust.

a)	Howard Amster & Tamra F. Gould Charitable Remainder Unitrust
b)	23811 Chagrin Blvd., # 200
	Beachwood, Ohio 44122-5525

c)	Charitable Remainder Unitrust

d)	Neither Howard Amster or the trustee have been convicted
in any criminal proceedings (excluding traffic violations or similar misdemeanors, if any) within the last five years.

e)	Neither Howard Amster or the trustee have been a party to
any civil proceedings of a judicial or administrative body or competent jurisdictions of the type described in Item 2 of
Schedule 13D within the last five years.

f)	U.S.A.

..

Amster Limited Partnership

Howard Amster is a 10 % owner and General Partner of Amster
Limited Partnership and as such can be deemed the beneficial owner of such entity and may be deemed to have shared voting and dispositive power over shares owned by Amster Limited Partnership.

a)	Amster Limited Partnership
b)	23811 Chagrin Blvd., # 200
	Beachwood, Ohio 44122-5525

c)	Investments

d)	Neither the officers, directors or partners of Amster Ltd.
Partnership have been convicted in any criminal proceedings
(excluding traffic violations or similar misdemeanors, if any) within the last five years.

e)	Neither the officers, directors or partners of Amster
Ltd. Partnership have been a party to any civil proceedings of a judicial or administrative body or competent jurisdictions of the type described in Item 2 of Schedule 13D within the last five years.

f)	U.S.A.


Amster Trading Company

Howard Amster is the 100% owner of Amster Trading Company and as such can be deemed the beneficial owner of such entity and may be deemed to have shared voting and dispositive power over shares owned by Amster Trading Company.

a)	Amster Trading Company
b)	23811 Chagrin Blvd., # 200
	Beachwood, Ohio 44122-5525

c)	Investments

d)	Neither the officers, directors, or shareholder of Amster
Trading Company have been convicted in any criminal proceedings
(excluding traffic violations or similar misdemeanors, if any) within the last five years.

e)	Neither the officers, directors, or shareholder of Amster
Trading Company have been a party to any civil proceedings of a judicial or administrative body or competent jurisdictions of the type described in Item 2 of Schedule 13D within the last five years.

f)	U.S.A.








Amster Trading Company Charitable Remainder Unitrusts

Amster Trading Company Charitable Remainder Unitrusts have been funded by Amster Trading Company. Because Amster
Trading Company has the right to change the trustee of the trusts, it can be deemed to have the right to shared voting and dispositive power over any security owned by the trusts. While Amster Trading Company receives certain income distributions from the trusts, the assets owned by the trusts benefits charitable purposes. Amster Trading Company disclaims beneficial ownership of the securities owned by these trusts. Howard Amster is the sole trustee of the Amster Trading Company Charitable Remainder Unitrusts although he has no pecuniary interest in the trusts and therefore disclaims beneficial ownership of shares owned by the trusts.

a)	Amster Trading Company Charitable Remainder Unitrusts
b)	23811 Chagrin Blvd., # 200
	Beachwood, Ohio 44122-5525

c)	Charitable Remainder Unitrusts

d)	Neither the officers, directors, or shareholders of Amster
Trading Company have been convicted in any criminal proceedings
(excluding traffic violations or similar misdemeanors, if any) within the last five years.

e)	Neither the officers, directors, or shareholders of Amster
Trading Company have been a party to any civil proceedings of a judicial or administrative body or competent jurisdictions of the type described in Item 2 of Schedule 13D within the last five years.

f)	U.S.A.


Tamra F. Gould

a)	Tamra F. Gould
b)	25812 Fairmount Boulevard
	Beachwood, Ohio 44122-2214


c)	Present principal occupation- Principal, Tamar Securities,
	23811 Chagrin Blvd. # 200 Beachwood OH 44122


d)	Tamra F. Gould has not been convicted in any criminal
proceedings (excluding traffic violations or similar misdemeanors, if any) within the last five years.

e)	Tamra F. Gould has not been party to any civil proceedings
of a judicial or administrative body or competent jurisdiction of the type described in Item 2 of Schedule 13D within the last five years.

f)	U.S.A.


Tamra F. Gould Investment Trust

The Tamra F. Gould Investment Trust has been funded by Tamra F. Gould. The Trustee of this Trust distributes income and principal as determined to Tamra F. Gould.
Because Tamra F. Gould has the right to change, amend the Trust it can be deemed she has shared voting, dispositive power and beneficial ownership to any security in the Trust.

James M Loveman is the Trustee of the Tamra F Gould
Investment Trust. Mr. Loveman can be deemed to have the right to shared voting and dispositive power over any security owned by the trust. Mr. Loveman has no pecuniary interest in the Trust and therefore disclaims beneficial ownership of shares owned by the Trust.


a)	Tamra F. Gould Investment Trust
b)	23811 Chagrin Boulevard, Suite 200
	Beachwood, OH 44122-5525

c)	Investment Trust

d)	Neither Mr. Loveman as trustee or the Trust
have been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors, if any) within the last five years.

e)	Neither Mr. Loveman as trustee or the Trust
have been a party to any civil proceedings of a judicial or administrative body or competent jurisdictions of the type described in Item 2 of Schedule 13D within the last five years.

f)	U.S.A.
Gould Trading Company

Tamra F. Gould is the 100% owner of Gould Trading Company and as such can be deemed the beneficial owner of such entity and may be deemed to have shared voting and dispositive power over shares owned by Gould Trading Company.

a)	Gould Trading Company
b)	25812 Fairmount Boulevard
	Beachwood, Ohio 44122-2214

c)	Investments

d)	Neither the officers, directors, or shareholder of Gould
Trading Company have been convicted in any criminal proceedings
(excluding traffic violations or similar misdemeanors, if any) within the last five years.

e)	Neither the officers, directors, or shareholder of Gould
Trading Company have been a party to any civil proceedings of a judicial or administrative body or competent jurisdictions of the type described in Item 2 of Schedule 13D within the last five years.

f)	U.S.A.


Samuel J Heller

a)	Samuel J Heller
b)	1550 N Stapley Drive, # 131
	Mesa, Arizona 85203-3710

c)	Student

d)	Samuel J Heller has not been convicted in any criminal proceedings
(excluding traffic violations or similar misdemeanors, if any) within the last five years.

e)	Samuel J Heller has not been party to any civil proceedings of a judicial or administrative body or competent jurisdiction of the type described in Item 2 of Schedule 13D within the last five years.

f)	U.S.A.



Samuel J Heller Irrevocable Trust

Howard Amster is a co-trustee of the Samuel J Heller Irrevocable Trust. Mr. Amster can be deemed to have the right to shared voting and dispositive power over any security owned by the trust. Mr. Amster has no pecuniary interest in the trust and therefore disclaims beneficial ownership of shares owned by the trust.

a)	Samuel J Heller Irrevocable Trust
b)	1550 N Stapley Drive, # 131
	Mesa, Arizona 85203-3710

c)	Irrevocable Trust

d)	Neither Howard Amster as trustee or the other trustees
have been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors, if any) within the last five years.

e)	Neither Howard Amster as trustee or the other trustees
have been a party to any civil proceedings of a judicial or administrative body or competent jurisdictions of the type described in Item 2 of Schedule 13D within the last five years.

f)	U.S.A.



Let's Get Organized, Inc.

David Zlatin is the 100 % owner of Let's Get Organized, Inc.
and as such can be deemed the beneficial owner of such entity and may be deemed to have shared voting and dispositive power over shares owned by Let's Get Organized, Inc.

a)	Let's Get Organized, Inc.
b)	2542 Biscayne Boulevard
	Beachwood, Ohio 44122-1773

c)	Investments

d)	Neither the officers, directors or shareholder of Let's Get
Organized, Inc. have been convicted in any criminal proceedings
(excluding traffic violations or similar misdemeanors, if any) within the last five years.

e)	Neither the officers, directors or shareholder of Let's
Get Organized, Inc. have been a party to any civil proceedings of a judicial or administrative body or competent jurisdictions of the type described in Item 2 of Schedule 13D within the last five years.

f)	U.S.A.


James M Loveman

James M Loveman is the trustee of the Tamra F Gould
Investment Trust.

a)	James M Loveman
b)	2848 Eaton Road
	Shaker Heights, Ohio 44122-2514

c)	Present principal occupation- Trader, Tamar Securities,
	23811 Chagrin Blvd. # 200 Beachwood OH 44122

d)	James M Loveman has not been convicted in any criminal
 	proceedings (excluding traffic violations or similar misdemeanors, if any) within the last five years.

e)	James M Loveman has not been party to any civil proceedings
of a judicial or administrative body or competent jurisdiction of the type described in Item 2 of Schedule 13D within the last five years.

f)	U.S.A.


newAx, Inc.

Howard Amster is a 14.66 % shareholder of newAx, Inc.
and as such can be deemed a beneficial owner of such entity and may be deemed to have shared voting and dispositive power over shares owned by newAx, Inc.

a)	newAx, Inc.
b)	700 W Irving Park A-1
	Chicago, Illinois 60613-3133

c)	Investments

d)	Neither the officers, directors or shareholder of newAx
Inc. have been convicted in any criminal proceedings
(excluding traffic violations or similar misdemeanors, if any) within the last five years.

e)	Neither the officers, directors or shareholder of newAx
Inc. have been a party to any civil proceedings of a judicial or administrative body or competent jurisdictions of the type described in Item 2 of Schedule 13D within the last five years.

f)	U.S.A.


Pleasant Lake Apts. Corp.

Howard Amster is the 100 % owner of Pleasant Lake Apts. Corp.
and as such can be deemed the beneficial owner of such entity and may be deemed to have shared voting and dispositive power over shares owned by Pleasant Lake Apts. Ltd. Corp.

a)	Pleasant Lake Apts. Corp.
b)	23811 Chagrin Blvd., # 200
	Beachwood, Ohio 44122-5525

c)	Investments

d)	Neither the officers, directors or shareholder of Pleasant
Lake Apts. Corp. have been convicted in any criminal proceedings
(excluding traffic violations or similar misdemeanors, if any) within the last five years.

e)	Neither the officers, directors or shareholder of Pleasant
Lake Apts. Corp. have been a party to any civil proceedings of a judicial or administrative body or competent jurisdictions of the type described in Item 2 of Schedule 13D within the last five years.

f)	U.S.A.


Pleasant Lake Apts. Ltd. Partnership

Howard Amster is the 99.75 % owner of Pleasant Lake Apts. Ltd. Partnership and as such can be deemed the beneficial owner of such entity and may be deemed to have shared voting and dispositive power over shares owned by Pleasant Lake Apts. Ltd. Partnership.

Pleasant Lake Apts. Corp. is the General Partner of Pleasant
Lake Apts. Ltd. Partnership and as such can be deemed the beneficial owner of such entity and may be deemed to have shared voting and dispositive power over shares owned by Pleasant Lake
Apts. Ltd. Partnership.

a)	Pleasant Lake Apts. Ltd. Partnership
b)	7530 Lucerne Drive, # 101
	Middleburg Heights, Ohio 44130

c)	Real Estate

d)	Neither the officers, directors or partners of Pleasant Lake
Apts. Ltd. Partnership have been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors, if any) within the last five years.

e)	Neither the officers, directors or partners of Pleasant Lake
Apts. Ltd. Partnership have been a party to any civil proceedings of a judicial or administrative body or competent jurisdictions of the type described in Item 2 of Schedule 13D within the last five years.

f)	U.S.A.



Ramat Securities Ltd., 23811 Chagrin Blvd., # 200, Beachwood, Ohio 44122 Securities Firm

David Zlatin and Howard Amster are the unitholders of Ramat
Securities Ltd., an Ohio Limited Liability Company.

David Zlatin is a 17 % owner/principal of Ramat Securities Ltd. and has joint control of voting and dispositive power over all securities owned by Ramat Securities Ltd. While David Zlatin directly or indirectly does not beneficially own 5 % of Fremont General Corporation, he because of such voting and dispositive power, might be deemed a beneficial owner of these shares owned by Ramat Securities Ltd.


Howard Amster is an 83 % owner/principal of Ramat Securities Ltd.
and has joint voting or dispositive power over any securities owned by Ramat Securities Ltd., but by being an 83 % owner can be deemed a beneficial owner of all securities owned by Ramat Securities Ltd.

d)	Neither the members or unitholders of Ramat Securities Ltd. have been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors, if any) within the last five years.

e)	Neither the members or unitholders of Ramat Securities Ltd.
have been a party to any civil proceedings of a judicial or administrative body or competent jurisdictions of the type described in Item 2 of Schedule 13D within the last five years.

f)	U.S.A.


Tova Financial, Inc.

David Zlatin is a 50 % owner of Tova Financial, Inc. and as such can be deemed the beneficial owner of such entity and may be deemed to share shared voting and dispositive power over shares owned by Tova Financial, Inc.

Gilda Zlatin is a 50 % owner of Tova Financial, Inc. and as such can be deemed the beneficial owner of such entity and may be deemed to share shared voting and dispositive power over shares owned by Tova Financial, Inc.


a)	Tova Financial, Inc.
b)	2562 Biscayne Blvd.
	Beachwood, Ohio 44122-1773

c)	Investments

d)	Neither the officers, directors or shareholders of Tova Financial
Inc. have been convicted in any criminal proceedings
(excluding traffic violations or similar misdemeanors, if any) within the last five years.

e)	Neither the officers, directors or shareholders of Tova Financial
Inc. have been a party to any civil proceedings of a judicial or administrative body or competent jurisdictions of the type described in Item 2 of Schedule 13D within the last five years.

f)	U.S.A.



Tova Financial, Inc., Charitable Remainder Unitrust

Tova Financial, Inc., Charitable Remainder Unitrust has been
Funded by Toval Financial, Inc.  Because Tova Financial, Inc.
has the right to change the trustee of the trust, it can be deemed to have the right to shared voting and dispositive power over any security owned by the trust. While Tova Financial, Inc. receives certain income distributions from the trust, the assets owned by the trust benefits charitable purposes. Tova Financial Inc. disclaims beneficial ownership of the securities owned by the trust. David Zlatin and Gilda Zlatin are co-trustees of the Tova Financial, Inc. Charitable Remainder Unitrust, although they have no pecuniary interest in the trust and therefore disclaim beneficial ownership of shares owned by the trust.

a)	Tova Financial, Inc., Charitable Remainder Unitrust
b)	2562 Biscayne Blvd.
	Beachwood, Ohio 44122-1773

c)	Charitable Remainder Unitrust

d)	Neither the officers, directors, or shareholders of Tova
Financial, Inc. have been convicted in any criminal proceedings
(excluding traffic violations or similar misdemeanors, if any) within the last five years.


e)	Neither the officers, directors, or shareholders of  Tova
Financial, Inc. have been a party to any civil proceedings of a judicial or administrative body or competent jurisdictions of the type described in Item 2 of Schedule 13D within the last five years.


ZAK Group LLC

David Zlatin is a 36 % owner of ZAK Group LLC and as such can be deemed to be a beneficial owner of such entity and may be deemed to have shared voting and dispositive power shares owned by ZAK Group LLC. Amster Limited Partnership is a 28 % owner of ZAK Group LLC and as such can be deemed to be a beneficial owner of such entity and may be deemed to have shared voting and dispositve power owned by ZAK
Group LLC.

a)	ZAK Group LLC

b)	221 Allynd Blvd., Chardon, Ohio 44024-1010

c)	Investments

d)	Neither the officers, directors or members of ZAK Group LLC
have been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors, if any) within the last five years.

e)	Neither the officers, directors or members of ZAK Group LLC
have been a party to any civil proceedings of a judicial or administrative body of competent jurisdiction of the type described in Item 2 of
Schedule 13D within the last five years.



David Zlatin

David Zlatin and Gilda Zlatin are husband and wife. Except for Tova Financial, Inc., Tova Financial, Inc. Charitable Remainder
Unitrust, their JTWROS holding, each disclaims any shared voting and dispositive power over shares of Fremont General Corporation that each may own as a beneficial owner.

a)	David Zlatin
b)	2562 Biscayne Blvd., Beachwood, Ohio 44122-1773

c)	Present principal occupation- Principal, Ramat Securities Ltd.,
	securities firm- 23811 Chagrin Blvd. # 200, Beachwood, Oh 44122-5525

d)	David Zlatin has not been convicted in any criminal proceedings
(excluding traffic violations or similar misdemeanors, if any) within the last five years.


e)	David Zlatin has not been party to any civil proceedings of
a judicial or administrative body or competent jurisdiction of the type described in Item 2 of Schedule 13D within the last five years.


David Zlatin and Gilda Zlatin as Joint Tenants with Rights of Survivorship (as JTWROS)

David Zlatin and Gilda Zlatin are husband and wife. Except for their JTWROS holding, Tova Financial, Inc. Tova Financial, Inc. Charitable Remainder Unitrust, each disclaims any shared voting and dispositive power over shares of Fremont General Corporation that each may own as a beneficial owner.

a)	David Zlatin
b)	2562 Biscayne Blvd., Beachwood, Ohio 44122-1773

c)	Present principal occupation- Principal, Ramat Securities Ltd.,
	securities firm- 23811 Chagrin Blvd. # 200, Beachwood, Oh 44122-5525

d)	David Zlatin has not been convicted in any criminal proceedings
(excluding traffic violations or similar misdemeanors, if any) within the last five years.

e)	David Zlatin has not been party to any civil proceedings of
a judicial or administrative body or competent jurisdiction of the type described in Item 2 of Schedule 13D within the last five years.

Gilda Zlatin

a)	Gilda Zlatin
b)	2562 Biscayne Blvd., Beachwood, Ohio 44122-1773

c)	Present principal occupation- Teacher
	On leave/sabbatical.

d)	Gilda Zlatin has not been convicted in any criminal proceedings
(excluding traffic violations or similar misdemeanors, if any) within the last five years.

e)	Gilda Zlatin has not been party to any civil proceedings of
a judicial or administrative body or competent jurisdiction of the type described in Item 2 of Schedule 13D within the last five years.



Gilda Zlatin

David Zlatin and Gilda Zlatin are husband and wife. Except for Tova Financial, Inc., and Tova Financial, Inc. Charitable Remainder Unitrust, their JTWROS holding, each disclaims any shared voting and dispositive power over shares of Fremont General Corporation that each may own as a beneficial owner.



a)	Gilda Zlatin
b)	2562 Biscayne Blvd., Beachwood, Ohio 44122-1773

c)	Present principal occupation- Teacher
	On leave/sabbatical.

d)	Gilda Zlatin has not been convicted in any criminal proceedings
(excluding traffic violations or similar misdemeanors, if any) within the last five years.

e)	Gilda Zlatin has not been party to any civil proceedings of
a judicial or administrative body or competent jurisdiction of the type described in Item 2 of Schedule 13D within the last five years.


For information purposes only

Ramat Securities Ltd. clients and employees own 112,119 common shares of Fremont General Corporation common shares excluding various Amster, Gould, Zlatin member group shares or 0.14 % of Fremont General Corporation common shares.

Clients and employees of Ramat Securities Ltd. excluding various Amster, Gould, Zlatin member group shares do not have ownership, no shared voting, no dispositive power no pecuniary interest in any Fremont General Corporation common shares held by this reporting group nor to any other securities owned directly or indirectly by the reporting group.

Ramat Securities Ltd. has no ownership, no shared voting, no dispositive, no pecuniary interest in Fremont General
Corporation common shares owned by its clients and employees directly or indirectly excluding various Amster, Gould, Zlatin member group shares.

Ramat Securities Ltd. has no ownership, no shared voting, no dispositive, no pecuniary interest in any other securities owned by its clients or employees directly or indirectly excluding Mr. Amster, Mr. Zlatin.








Item 	3.	Source and Amount of Funds or Other Consideration

Howard Amster, in his personal and individual retirement accounts purchased all 1,669,850 common shares with personal funds without borrowing. The total consideration for the purchases is is $ 34,771,195.31.

Howard M Amster Charitable Remainder Unitrust purchased all 2,600 common shares with trust assets without borrowing. The total consideration for the purchase was $ 57,621.36.


Howard M Amster 2005 Charitable Remainder Unitrust purchased all 61,200 common shares with trust assets without borrowing.
The total consideration for the purchase was  $ 1,258,804.70.


Howard Amster and Tamra F. Gould Charitable Remainder
Unitrust purchased all 103,300 common shares with trust assets without borrowing. The total consideration for the purchase was $ 2,339,172.76.

Amster Ltd. Partnership purchased all 6,800 common shares with partnership funds without borrowing. The total consideration for this purchase is $ 127,908.23.

Amster Trading Company purchased all 1,140,600 common shares with working capital without borrowing. The total consideration for these purchases is $ 23,680,471.49.

Amster Trading Company Charitable Remainder Unitrusts purchased all 1,144,900 common shares with trust assets without borrowing. The total consideration for these purchases is $ 20,630,361.56.


Tamra F. Gould, in her individual retirement account purchased all 23,000 common shares with personal funds without borrowing. The total consideration for the purchases is is $ 417,762.47.


Tamra F. Gould Investment Trust purchased all 4,100 common shares with trust assets without borrowing. The total consideration for these purchase is $ 74,588.50.


Gould Trading Company purchased all 17,000 common shares with working capital without borrowing. The total consideration for these purchases is $ 280,153.40.

Samuel J Heller Irrevocable Trust purchased all 5,400 common shares with trust assets without borrowing. The total consideration for these purchase is $ $ 108,564.70.

Let's Get Organized Inc. purchased all 250 common shares with working capital without borrowing. The total consideration for the purchase is $ 4,172.05.

newAx, Inc. purchased all 12,800 common shares with working capital without borrowing. The total consideration for the purchase is $ 291,238.94.

Pleasant Lake Apts. Corp. purchased all 1,550 common shares with working capital without borrowing. The total consideration for these purchases is $ 33,731.47.

Pleasant Lake Apts. Ltd. Partnership purchased all 184,500 common shares with partnership funds without borrowing.
The total  consideration for these purchases is $ 3,370,740.41.

Ramat Securities Ltd. purchased all 356,300 common shares with working capital without borrowing. The total consideration for these purchases is $ 6,795,572.40.

Tova Financial, Inc. purchased all 7,900 common shares with working capital without borrowing. The total consideration for the purchase is $ 148,158.15.

Tova Financial, Inc. Charitable Remainder Unitrust purchased all 11,375 common shares with trust assets without borrowing.
The total consideration for the purchase is $ 255,599.70.

ZAK Group LLC purchased all 7,900 common shares
with working capital without borrowing.  The total consideration
for the purchase is $ 106,063.74.                .

David Zlatin , in his individual retirement account purchased all 760 common shares with personal funds and without borrowing. The total consideration for the purchases is $ 13,921.37.

David Zlatin and Gilda Zlatin as JTWROS  purchased all
2,000 common shares with their personal funds and without borrowing. The total consideration for the purchase is $ 36,593.90.

Gilda Zlatin in her individual retirement account purchased all 690 common shares with personal funds and without borrowing. The total consideration for the purchases is $ 14,325.72.



Item	4.	Purpose of Transaction

The following acquired their shares or may deemed to be a group for purposes of investment.

Howard Amster
Howard M Amster Charitable Remainder Unitrust
Howard M Amster 2005 Charitable Remainder Unitrust
Howard Amster and Tamra F Gould Charitable Remainder Unitrust
Amster Limited Partnership
Amster Trading Company
Amster Trading Company Charitable Remainder Unitrusts
Tamra F. Gould
Tamra F. Gould Investment Trust
Gould Trading Company
Samuel J. Heller
Samuel J. Heller Irrevocable Trust
Let's Get Organized, Inc.
James M. Loveman
newAx, Inc.
Pleasant Lake Apts. Corp.
Pleasant Lake Apts. Ltd. Partnership
Ramat Securites Ltd.
Tova Financial, Inc.
Toval Financial Inc., Charitable Remainder Unitrust
Zak Group Ltd.
David Zlatin
David Zlatin and Gilda Zlatin as JTWROS
Gilda Zlatin





There are no present plans or proposals by this group of record or the beneficial owners as reported in this Schedule 13D which relates to or would result in the following:

a.	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer provided, however, the reporting persons might acquire additional shares or other securities of the issuer or dispose of some or all of their shares depending upon market conditions and their personal circumstances;

b.	An extraordinary corporate transaction, such as a merger,
reorganization or liquidation, involving the issuer or any of its subsidiaries;

c.	A sale or transfer or a material amount of assets of the issuer or any of its subsidiaries;

d.	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number of the terms of directors or to fill any existing vacancies on the board;

e.	Any material change in the present capitalization or
dividend policy of the issuer;

f.	Any other material in the issuer's business or corporate structure;

g.	Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

h.	Causing a class of securities of the issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

j.	Any action similar to any of those enumerated above.







Item	5.	Interest in Securities of the Issuer

The outstanding common shares of the Issuer is 77,861,629 shares as of July 31, 2006 referenced in the 10-Q for period ending
June 30, 2006.

(a)(b)	The aggregate amount owned by this Reporting Group is
4,764,775 shares or 6.12 % of the outstanding shares.

Howard Amster in his name and individual retirement accounts owns 1,669,850 shares or 2.14 % of the common outstanding shares.

Howard M Amster Charitable Remainder Unitrust owns
2,600 shares or 0.00 % of the common outstanding shares.

Howard M Amster 2005 Charitable Remainder Unitrust owns
61,200 shares or 0.08 % of the common outstanding shares.

Howard Amster and Tamra F. Gould  Charitable Remainder
Unitrust owns 103,300 shares or 0.13 % of the common outstanding shares.

Amster Ltd. Partnership owns 6,800 common shares or 0.01 % of the common outstanding shares

Amster Trading Company owns 1,140,600 shares or
1.46  % of the common outstanding shares.

Amster Trading Company Charitable Remainder Unitrusts own 1,144,900 shares or 1.47 % of the common outstanding shares.

Tamra F. Gould in her individual retirement account owns 23,000 common shares or
0.03  % of the common outstanding shares.

Tamra F. Gould Investment Trust owns 4,100 or
0.00 % of the common outstanding shares.

Gould Trading Company owns 17,000 or 0.02 % of the common outstanding shares.

Samuel J Heller Irrevocable trust owns 5,400 shares or 0.00 % of the common outstanding shares.


Let's Get Organized Inc. owns 250 common shares or
0.00 % of the common outstanding shares.

newAx, Inc. owns 12,800 common shares or
0.02	 % of the common outstanding shares.

Pleasant Lake Apts. Ltd. Corp. owns 1,550 common shares or 0.00 % of the common outstanding shares.

Pleasant Lake Apts. Ltd. Partnership owns 184,500 common shares or 0.23 % of the common outstanding shares.

Ramat Securities Ltd. owns 356,300 common shares or
0.5 % of the common outstanding shares.

Tova Financial, Inc. owns 7,900 common shares or
0.01 % of the common outstanding shares.

Tova Financial, Inc. Charitable Remainder Unitrust owns 11,375 common shares or 0.01 % of the common outstanding shares.

ZAK Group LLC owns 7,900 common shares or
0.01 % of the common outstanding shares.

David Zlatin owns 760 common shares or
0.0	% of the common outstanding shares.

David Zlatin and Gilda Zlatin as JTROS own 2,000 common shares or 0.00 % of the common outstanding shares.

Gilda Zlatin owns 690 common shares or
0.00 % of the common outstanding shares.













c)	Description of Transactions

All purchases were executed on a listed stock exchange as an open market transaction with Bear, Stearns Securities
Corp. as executing broker excluding payment in kind distributions (PIK) that were received by Mr. Amster from his various Charitable Remainder Unitrusts and by Amster Trading Company from the Amster Trading Company
Charitable Remainder Unitrusts, each PIK were priced at closing and are also included in the following table.



Identity		Date		Shares		Price
Howard Amster	07/15/04	20,600		18.00
and various		07/16/04	64,400		18.27
Individual		07/19/04	78,000		18.35
Retirement Accounts	07/20/04	46,000		18.48
			08/02/04	  5,000		19.12
			08/03/04	  6,900		18.92
			08/05/04	  5,000		18.28
			08/19/04	51,100		18.95
			08/25/04        116,200		18.71
			09/16/04	  3,200		22.14
			09/20/04	  9,800		22.25
			09/27/04	  2,300		21.74
			09/29/04	  2,200		22.56
			09/30/04	  3,700		22.92
			10/29/04	  1,800		21.60
			11/05/04        102,100		22.46
			11/08/04        115,100		22.44
			11/15/04	  4,000		23.58
			11/22/04	  4,700		23.15
			12/23/04	13,200		24.35
			12/23/04	  4,200		24.42	PIK
			12/27/04	  4,700		24.46
			12/30/04	15,000		25.14
			12/31/04	45,000		25.17
			01/03/05	25,000		25.26
			01/04/05	  9,600		24.84
			01/06/05	11,100		23.68
			01/07/05	19,700		23.95
			01/10/05	22,300		24.41
			01/11/05	  4,300		23.74
			01/12/05	  4,700		23.74
			01/13/05	  4,600		23.82
			01/14/05	28,700		23.42
			01/18/05	  8,400		24.00
			01/19/05	13,100		24.54
			01/20/05	  7,500		24.12
			01/21/05	  4,100		24.38
			01/25/05	20,500		24.14
			01/26/05	  3,700		24.13
			02/03/05	  1,800		24.70
			03/31/05	  3,900		21.88
			04/01/05	  6,800		21.98
			04/15/05	  5,100		20.52
			04/26/05	  6,700		20.17
			05/04/05	76,500		21.19
			05/05/05	12,900		21.77
			06/24/05	  9,336		23.08	PIK
			07/29/05	  3,500		24.63
			09/14/05	20,300		22.66
			10/31/05	  3,800		21.40
			12/02/05	     600		23.60
			12/07/05	  1,200		23.20
			12/08/05	  2,500		23.37
			12/09/05	  2,000		23.90
			12/12/05	  3,000		23.79
			12/12/05	42,164		24.02	PIK
			12/13/05	  1,000		24.14
			03/13/06	  6,200		21.22
			03/14/06	17,600		21.14
			03/15/06	  5,600		21.48
			03/29/06	  5,900		21.89
			05/08/06	64,200		22.66
			05/09/06	44,000		22.39
			05/11/06	47,900		22.13
			05/12/06	33,200		21.60
			05/25/06	  3,250		20.74
			05/26/06	     300		20.90
			06/07/06	14,800		20.22
			07/06/06	22,500		18.07
			07/13/06	19,800		17.62
			07/14/06	29,850		17.49
			07/26/06	  4,300		17.44
			08/03/06	82,000		17.85
			08/04/06	28,100		18.04
			08/08/06	85,000		16.72
			08/10/06	40,750		16.58
Howard M Amster	05/01/06	  2,400		22.25
Charitable		05/25/06	     200		20.74
Remainder Unitrust

Howard M Amster	05/03/05	10,560		21.54
2005 Charitable	05/11/05	     740		20.41
Remainder Unitrust	07/29/05	  9,300		24.63
			10/31/05	  9,200		21.40
			11/07/05	     500		23.17
			04/28/06	  6,400		22.25
			05/01/06	  4,800		22.25
			07/14/06	  1,900		17.49
			08/10/06	17,800		16.58

Howard Amster	11/09/04	90,500		22.73
and Tamra F. Gould	08/01/05	     700		24.34
Charitable 		03/22/06	  6,800		21.59
Remainder Unitrust	04/28/06	  1,000		22.25
			05/01/06	  3,500		22.25
			05/15/05	     300		21.40
			05/25/06	     500		20.74

Amster Ltd.		07/21/04	  2,400		18.75
Partnership		06/14/06	     800		18.78
			06/15/06	     300		19.41
			07/03/06	  3,300		18.75

Amster Trading	09/15/04	13,300		21.79
Company		11/01/04	  3,900		21.68
			01/03/05        173,857		24.74	PIK
			03/07/05	13,814		25.45	PIK
			03/24/05	  8,963		22.50	PIK
			06/24/05	  7,000		23.08	PIK
			09/14/05	14,000		22.66
			12/06/05	  1,000		23.77
			12/12/05	87,900		24.02	PIK
			01/03/06        166,566		23.54	PIK
			03/09/06	10,000		21.90
			03/10/06	  7,700		21.81
			03/13/06	  3,300		21.22
			05/11/06	76,200		22.13
			06/22/06	16,400		18.24
			06/23/06	12,000		17.98
			07/07/06	  7,300		18.32
			07/12/06	  1,600		17.64	PIK
			07/13/06	  2,900		17.62
			07/26/06	11,900		17.44
			07/31/06        151,000		17.65
			08/01/06        150,000		17.31
			08/02/06	43,000		17.54
			08/04/06	87,000		18.04
			08/07/06	70,000		17.74

Amster Trading	11/30/04	  4,300		22.83
Company		01/31/05	  1,700		24.20
Charitable		04/29/05	  8,400		21.83
Remainder		05/11/05	  6,000		20.41
Unitrusts		07/29/05	23,700		24.63
			04/21/06	  6,900		22.56
			04/28/06	91,600		22.25
			05/15/06	     300		21.40
			05/16/06	15,000		21.45
			05/19/06	67,500		20.89
			05/22/06	81,200		20.97
			05/25/06	30,450		20.74
			07/06/06	  3,800		17.62
			07/13/06	27,300		17.62
			07/14/06	13,100		17.49
			07/26/06	32,200		17.44
			08/09/06        287,500		16.37
			08/10/06	81,600		16.58
			08/11/06        200,000		16.3271
			08/14/06        162,350		16.3325

Tamra F. Gould	03/09/06	  6,200		23.14
Individual 		07/21/06	  2,500		17.15
Retirement Account	08/10/06	14,300		16.58

Tamra F. Gould       	06/29/06	  4,100		18.17
Investment Trust

Gould Trading		08/09/06	10,000		16.37
Company		08/10/06	  7,000		16.58

Samuel J Heller	07/21/04	  1,100		18.51
Irrevocable Trust	08/20/04	  1,900		18.88
			08/01/05	     800		24.29
			05/02/06	     500		21.92
			06/15/06	  1,100		19.41

Let's Get Organized	08/10/06	     250		16.58
Inc.
newAx, Inc.    		08/12/05        12,800		22.71

Pleasant Lake		12/15/05	1,000		23.85
Apts. Ltd. Corp.	07/14/06	   550		17.49

Pleasant Lake		05/11/06	15,700		22.13
Apts. Ltd.		05/15/06	  1,300		21.40
Partnership		05/16/06	  1,200		21.45
			08/01/06	56,400		17.45
			08/04/06        109,900		18.04

Ramat Securities 	06/09/04	  2,500		22.69
Ltd.			07/15/04	15,000		18.00
			07/16/04	17,100		18.27
			07/19/04	28,000		18.35
			07/20/04	12,500		18.33
			08/17/04        107,400		18.60
			11/01/04	  3,900		21.68
			11/22/04	  1,100		23.42
			02/24/05	  2,000		24.30
			03/03/05	  3,200		24.97
			03/04/05	  3,000		25.40
			03/14/05	  4,000		24.63
			03/29/05	  1,200		22.15
			05/18/05	26,500		20.78
			09/14/05	  5,500		23.11
			12/02/05	  2,100		23.52
			03/17/06	  9,000		21.98
			03/29/06	36,000		21.67
			07/27/06	14,000		17.71
			08/09/06	50,000		16.37
			08/10/06	12,300		16.58

Tova Financial, Inc.	07/16/04	2,400		18.27
			07/19/04	4,500		18.35
			11/02/04	1,000		21.55

Tova Financial, Inc.	01/19/05	6,000		24.50
Charitable Remainder 01/20/05	2,140		23.99
Unitrust		05/01/06	   735		21.92
			08/09/06	2,500		16.37


ZAK Group LLC	03/20/03	2,600		  6.60
			07/16/04	   500		18.27
			08/10/06	4,800		16.58
David Zlatin		07/16/06	   760		18.27
in his individual
retirement account

David Zlatin and 	07/16/04	2,000		18.27
Gilda Zlatin as
JTWROS


Gilda Zlatin		07/16/04	   190		18.27
in her individual	1101/04	   500		21.62
retirement account




Item	6.	Contracts, Arrangements, Understandings or Relationships
with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships with respect to securities of the Issuer with any person except as set forth in items 2, 3, 5 above.


Item	7.	Material to be filed as exhibits.

		None


Signature	After reasonable inquiry and to the best of our knowledge
		and belief, we certify that the information set forth in this statement is true, complete and correct.













Date:		August 15, 2006



/s/
Howard Amster



/s/
Howard M Amster Charitable Remainder Unitrust
By:	Howard Amster
Title:	Trustee



/s/
Howard M Amster 2005 Charitable Remainder Unitrust
By:	Howard Amster
Title:	Trustee



/s/
Howard Amster & Tamra F. Gould Charitable Remainder Unitrust
By:	Howard Amster
Title:	Trustee



/s/
Amster Limited Partnership
By:	Howard Amster
Title:	General Partner



/s/
Amster Trading Company
By:	Howard Amster
Title:	President









/s/
Amster Trading Company Charitable Remainder Unitrusts
By:	Howard Amster
Title:	Trustee



/s/
Tamra F. Gould



/s/
Tamra F. Gould Investment Trust
By:	James Loveman
Title:	Trustee



/s/
Gould Trading Company
By:	Tamra F. Gould
Title:	President



/s/
Samuel J Heller



/s/
Samuel J Heller Irrevocable Trust
By:	Howard Amster
Title:	Trustee



/s/
Let's Get Organized, Inc.
By:	David Zlatin
Title:	President




/s/
James M. Loveman



/s/
newAx, Inc.
By:	John C. Loring
Title:	Chairman, President and CEO



/s/
Pleasant Lake Apts. Corp.
By:	Howard Amster
Title:	President



/s/
Pleasant Lake Apts. Ltd. Partnership
By:	Pleasant Lake Apts. Corp., Howard Amster, President
Title:	Its General Partner



/s/
Ramat Securities Ltd.
By:	David Zlatin
Title:	Principal



/s/
Tova Financial, Inc.
By:	David Zlatin
Title:	President









/s/
Tova Financial , Inc. Charitable Remainder Unitrust
By:	David Zlatin & Gilda Zlatin
Title:	Co-trustees



/s/
Zak Group LLC
By:	David Zlatin
Title:	Member



/s/
David Zlatin



/s/                         /s/
David Zlatin and Gilda Zlatin as JTWROS




/s/
Gilda Zlatin